
Mail Stop 3561

September 26, 2016

Via E-mail
Thomas W. Emrey
Chief Financial Officer
DineEquity, Inc.
450 North Brand Boulevard
Glendale, California 91203-1903

> **Re: DineEquity, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **Form 10-Q for the Fiscal Period Ended June 30, 2016**
> **Filed August 3, 2016**
> **Form 8-K Filed August 3, 2016**
> **File Nos. 001-15283**

Dear Mr. Emrey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis

Key Performance Indicators, page 29

1.   Refer to your tabular presentation of Domestic Same-restaurant Sales on page 31. In the introductory paragraph, please disclose that the percentage change in sales at the Effective Restaurants is based on non-GAAP sales data as it combines restaurant sales of franchisees and area licensees as well as company-owned restaurants. Also refer to the table of unaudited reported sales in footnote (b). In that regard, please provide sufficient

context in footnote (b) of the impact, favorable or unfavorable, of the franchisees' reported sales on your earning trend regarding franchise fees income.

Liquidity and Capital Resources of the Company

Free Cash Flow, page 45

2.   We note your computation of the non-GAAP measure of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures). Refer to the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, Question No. 102.07. Therefore, please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated or revise your computation to comply with that in the C&DI. Also, please explain how this measure is useful to investors for general corporate purposes and clarify that it is a liquidity rather than operating performance measure as we note your reconciliation to operating cash flows. Please ensure that the description pertaining to its usefulness does not imply that the measure represents the residual cash flow available for discretionary purposes, if it excludes material mandatory expenditures such as debt service.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Stock-based Compensation, page 63

3.   We note from your disclosure on page 81 (Note 16 – Net Income per Share) that you appear to calculate net income per share under the two-class method due to participating securities (i.e. unvested restricted stock). Please expand your accounting policy to disclose that your stock-based compensation participants share in dividends with your common stockholders and include a discussion of the rights of these participating security holders.   Reference is made to ASC 260-10-45-60.

Reporting Segments, page 64

4.   We note you disclose that your reportable segments have been identified as franchise operations and rental operations. However, you appear to continue to provide discussion and disclosure based on four reportable segments in MD&A, Results of Operations, and Note 18, Segment Reporting. Please expand your narrative to reconcile the disclosure of having two reportable segments but also the usefulness to investors of presenting and providing discussion of all four operating segments. Further, we note the Financing operations segment's profitability exceeded 10% of income before income tax provision for fiscal years 2014 and 2013, which appears to be a separate reportable segment.

Note 7 – Long-term Debt

Covenants and Restrictions, page 70

5.   We note from Section 3.6(f) of your "Series 2014-1 Supplement," included as Exhibit 4.2 to the Form 8-K filed October 3, 2014, that you have the option to prepay the Class A-2 Notes at any time upon the payment of a make-whole premium. We also note from this Supplement that you may be subject to a mandatory make-whole premium payment should certain conditions arise, i.e. Rapid Amortization Period, Asset Disposition, et al. Please tell us the consideration given to accounting for the embedded features within the Notes, and provide footnote disclosure of your treatment. Reference is made to paragraphs 05-1 and 25-1 of ASC 815-15.

Form 10-Q for the Fiscal Period Ended June 30, 2016

Item 2 – Management's Discussion and Analysis

Key Performance Indicators, page 13

6.   We note from your discussion on pages 15 and 16 that changes in average customer check and customer traffic are the drivers of your domestic same-restaurant sales for both Applebee's and IHOP. In that regard, please revise by quantifying the impact of the drivers such as average customer check and customer traffic for the periods included in this disclosure.

Financial Results, page 19

7.   We note in your tabular disclosures of consolidated gross profit on page 19 and results of operations of the four operating segments beginning on page 20, the profitability measure is described as gross profit. Please confirm whether this segment profitability measure on a quarterly basis has been determined and is consistent with the measure described as segment profit which is also the segments' income (loss) before income taxes as shown in Note 18 to the fiscal year ended December 31, 2015 Form 10-K. Please ensure consistency in your descriptions throughout your periodic filings.

Form 8-K Filed August 3, 2016

Exhibit 99.1

Non-GAAP Financial Measures

Reconciliation of U.S. GAAP Gross Profit to Segment EBITDA, page 11

8.   We note your reconciliation of U.S. GAAP gross profit to segment EBITDA on both an individual segment and consolidated basis. Pursuant to Question No. 103.02 of the

Staff's C&DIs on Non-GAAP Financial Measures, EBITDA should be reconciled to the most directly comparable U.S. GAAP financial measure of net income. In addition, presenting the consolidated total of segment gross profit outside of the ASC 280 footnote disclosure has no authoritative meaning and should be omitted. To the extent that you consider the consolidated EBITDA to be useful to investor in understanding your financial condition and operations, please present and label it separately as a non-GAAP financial measure and comply with the disclosure requirements under Item 10(e) of Regulation S-K. Also, see Question No. 104.04 of the C&DI.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724, Beverley Singleton at (202) 551-3328, or in their absence, me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure